JEFFREY R. VETTER	May 21, 2015	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Ivan Griswold, Attorney-Advisor Stephen Krikorian, Accounting Branch Chief Morgan Youngwood, Staff Accountant

Re:	Fitbit, Inc. Registration Statement on Form S-1 Filed May 7, 2015 Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted May 4, 2015 File No. 333-203941

Ladies and Gentlemen:

On behalf of Fitbit, Inc. (the “Company”), we are concurrently transmitting herewith Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (File No. 333-203941) initially confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on March 3, 2015 (the “Draft Registration Statement”) and initially filed by the Company with the Commission on May 7, 2015 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated May 18, 2015 (the “Letter”) with respect to Confidential Submission No. 3 to the Draft Registration Statement submitted by the Company to the Commission on May 4, 2015 and to the Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of Amendment No. 1 in paper format marked to show changes from the Registration Statement. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

May 21, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investing in Growth, page 56

1.	You state that you intend to increase your focus on building relationships with employers and wellness providers. Please tell us what consideration you gave to quantifying the amount of revenues derived from sales to the corporate wellness market.

The Company advises the Staff that the Company’s revenue from its corporate wellness offering has not been material to date and, therefore, it has not quantified the amount of revenue derived from this offering in the Registration Statement. In each of 2012, 2013, 2014, and the three months ended March 31, 2014 and 2015, the Company derived less than 10% of its revenue from its corporate wellness offering. The Company has added this disclosure on page 58 of Amendment No. 1.

Key Business Metrics

Paid Active Users, page 57

2.	We note your response to prior comment 2, where you state that management uses the metric of paid active users to monitor and evaluate the extent to which users remain active and engaged on the platform. Please explain how this measure allows you to evaluate whether the users remain active, since the measure is presented in the aggregate, and does not provide information regarding the extent to which users becoming inactive is offset by newly added users. In light of the emphasis placed on the importance of your active user community and your intention to leverage this community by expanding the types of services offered to users, it appears necessary to balance your presentation by providing quantitative information regarding existing user engagement on your platform. For example, it would appear that providing corresponding information regarding the number of users that became inactive during the periods presented, or churn rates would provide context and balance to your presentation.

The Company advises the Staff that substantially all of the Company’s revenue to date has been derived from sales of its devices. Accordingly, the Company believes that the paid active users metric currently does not have a direct effect on the Company’s revenue and operating results. The Company believes that as it continues to expand its offerings beyond sales of devices in the future, such as by adding additional subscription-based offerings, and as such service offerings become a more material part of the Company’s business, the paid active users metric may become a more significant indicator of the Company’s revenue and operating results. Since paid active users are those users to which the Company has the most direct connection and who are engaged and active on the platform, the Company believes that they represent a large base of qualified leads who would be more likely to purchase future offerings. The Company also believes that higher levels of paid active users would in the future help increase the number of new users, creating a larger community of users that would enhance the experience of using the Company’s products and reinforcing the Company’s growth and user retention. Moreover, the Company advises the Staff that because of the historically small amount of revenues from sources other than sales of

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 21, 2015

devices, it only recently began accumulating data regarding paid active users and that it does not currently calculate or use any metrics regarding churn rates of its users or the number of users that became inactive during any given period. The Company also believes that because its service offerings have not contributed a significant amount of revenue, providing data regarding churn and the number of users that became inactive in any given period would not currently be meaningful to potential investors given the lack of meaningful historic data.

3.	Please expand your disclosure to explain the relevance of this metric to your revenues and results of operations.

In response to the Staff’s comment, the Company has revised its disclosure on page 57. As discussed in response to comment 2, since substantially all of the Company’s revenue to date has been derived from sales of its connected health and fitness devices to individual users, the Company believes that the paid active users metric currently has an insignificant direct effect on the Company’s revenue and operating results. The Company believes that as it continues to expand its service offerings in the future, including by adding additional subscription-based offerings, such as the recent acquisition of FitStar, and as such service offerings become a more material part of the Company’s business, the paid active users metric may become more relevant to the Company’s revenue and operating results.

4.	You currently count a registered Fitbit user as a “paid active user” if, among other factors, that user logged at least 100 steps with a health and fitness tracker within the three months prior to the date of the measurement. Please tell us what consideration you gave to providing more gradiated information regarding the extent of your user engagement by categorizing users by various activity levels, such as amount of steps taken or frequency of users accessing their account within a specified time period.

For the reasons discussed in response to comments 2 and 3 above, the Company does not currently calculate or use any metrics which provide graduated information regarding the extent of its users’ engagement. Instead, the Company currently only analyzes whether a user is active or not according to the parameters it has established in its definition of a paid active user. Since substantially all of the Company’s revenue to date has been derived from sales of its connected health and fitness devices, the Company believes that more graduated information regarding user activity levels would not provide meaningful insight into the Company’s business to potential investors as the Company believes that such metrics currently have an insignificant effect on the Company’s revenue and operating results.

5.	You refer to users counted in this metric as “paid.” It appears however that all users regardless of their active status on your platform have paid for the device either directly or indirectly. Accordingly, please tell us why you believe it is appropriate to characterize these active users as “paid” users.

The paid active user metric excludes users who have downloaded the Company’s mobile apps, which are available for free, and use the mobile apps without purchasing a device or who have downloaded free versions of FitStar but are not subscribers to its paid premium offerings. Although the number of these types of users has not been material to date, the Company believes that the volume of non-paying users could increase in the future. The Company has revised its disclosure on page 57 of Amendment No. 1 to clarify that it excludes such users.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 21, 2015

Consolidated Financial Statements

Note 3. Significant Accounting Policies

Revenue Recognition, page F-15

6.	We note from your response to prior comment 8 that you began accounting for the embedded right as a separate unit of accounting due to the implied obligation to provide future unspecified firmware upgrades and features. Please revise your disclosures to indicate the period of time over which revenues are recognized for the embedded right.

In response to the Staff’s comment, the Company has revised its disclosure on pages 76 and F-16 of Amendment No. 1.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

May 21, 2015

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631 or, in my absence, James D. Evans at (206) 389-4559.

Sincerely,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:	Via E-mail

James Park

William Zerella

Andy Missan, Esq.

Juliana Chen, Esq.

Cynthia C. Hess, Esq.

James D. Evans, Esq.

Ran D. Ben-Tzur, Esq.

Rezwan D. Pavri, Esq.

Richard A. Kline, Esq.